Exhibit 99.1

Changes in Registrant’s Certifying Accountant

(a)

Previous Independent Registered Public Accounting Firm:

On April 12, 2016, Saturna Group Chartered Professional Accountants LLP provided notice that they were resigning as independent registered public accounting firm auditors due to the mandatory partner rotation requirement:

(i)

The reports of Saturna Group Chartered Professional Accountants LLP on the Company’s financial statements as of and for the fiscal years ended December 31, 2014 and December 31, 2013 contained no adverse opinion or disclaimer od opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle except to indicate that there was substantial doubt about the Company’s ability to continue as a going concern;

(ii)

The Company’s Board of Directors participated in and approved the decision to change independent registered public account firms;

(iii)

There have been no disagreements with Saturna Group Chartered Professional Accountants LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Saturna Group Chartered Professional Accountants LLP, would have caused them to make reference to the subject matter of the disagreements in connection with their report on the financial statements for such years;

(iv)

The Company has requested that Saturna Group Chartered Professional Accountants LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements.  The letter of Saturna Group Chartered Professional Accountants LLP is incorporated into this report as Exhibit.

(a)

New Independent Registered Public Accounting Firm:

On April 12, 2016 the Company engaged Dale Matheson Carr-Hilton LaBonte LLP Chartered Professional Accountants as their new independent registered public accounting firm.  During the two most recent fiscal years and through April 12, 2016, the Company had not consulted with Dale Matheson Carr-Hilton LaBonte LLP Chartered Professional Accountants regarding any of the following:

(i)

The application of accounting principles to a specific transaction, either completed or proposed;

(ii)

The type of audit opinion that might be rendered on the  Company’s financial statements, and none of the following was provided to our Company: (a) a written report, or (b) oral advice was provided that Dale Matheson Carr-Hilton LaBonte LLP Chartered Professional Accountants concluded was an important factor considered by our company in reaching a decision as to accounting, auditing or financial reporting issue; or

(iii)

Any matter that was subject to a disagreement, as that term is defined.

Exhibits

Letter from Saturna Group Chartered Professional Accountants LLP

Letter from Dale Matheson Carr-Hilton LaBonte LLP Chartered Professional Accountants